SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NeuroPace, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

641288 10 5
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 641288 10 5	Page 2 of 6 Pages
(1)	Names of reporting persons Medtronic plc
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 965,936
(7) Sole dispositive power 0
(8) Shared dispositive power 965,936
(9)	Aggregate amount beneficially owned by each reporting person 965,936
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.97% (1)
(12)	Type of reporting person (see instructions) OO

(1)This percentage is calculated based upon 24,314,002 shares of common stock outstanding as of November 9, 2021, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2021 as filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G

CUSIP No. 641288 10 5	Page 3 of 6 Pages
(1)	Names of reporting persons Covidien Group S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 965,936
(7) Sole dispositive power 0
(8) Shared dispositive power 965,936
(9)	Aggregate amount beneficially owned by each reporting person 965,936
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.97% (1)
(12)	Type of reporting person (see instructions) OO

(1)This percentage is calculated based upon 24,314,002 shares of common stock outstanding as of November 9, 2021, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2021 as filed with the Securities and Exchange Commission on November 10, 2021.

Item 1(a)	Name of Issuer:
NeuroPace, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
455 N. Bernardo Avenue
Mountain View, CA 94043

Item 2(a)	Name of Persons Filing:
Medtronic plc
Covidien Group S.a.r.l.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
Medtronic plc: 20 Lower Hatch Street, Dublin 2, Ireland
Covidien Group S.a.r.l.: 40 Avenue Monterey, L-2163, Luxembourg

Item 2(c)	Citizenship:
Medtronic plc: Ireland
Covidien Group S.a.r.l.: Luxembourg

Item 2(d)	Title of Class of Securities:
Common Stock.

Item 2(e)	CUSIP Number:
641288 10 5

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under Section 15 of the Act.
	(b)	Bank as defined in Section 3(a)(6) of the Act.
	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership
See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Joint Filing Agreement, dated May 3, 2021, between Medtronic plc and Covidien Group, S.a.r.l. (incorporated by reference to Exhibit 1 to the Schedule 13G filed by such filing persons on May 3, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: January 13, 2022                        Medtronic plc

                                /s/ Jennifer M. Kirk
                                Name: Jennifer M. Kirk
                                Title: Global Controller and Chief Accounting Officer
(Principal Accounting Officer)

 Dated: January 13, 2022                        Covidien Group S.a.r.l.

                                /s/ Erik De Gres
                                Name: Erik De Gres
                                Title: General Manager